UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41576

ECARX Holdings Inc.
(Translation of registrant’s name into English)

Second Floor North
International House
1 St. Katharine’s Way
London E1W 1UN
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The Company announced today the latest deployment milestone for Flyme Auto. In June 2026, Flyme Auto achieved over 143,000 new vehicle deployments, maintaining steady growth momentum. Cumulative deployments for the H1 2026 exceeded 880,000 vehicles. To date, the total number of vehicles equipped with Flyme Auto has surpassed 3.148 million, with the platform now deployed across over 50 production vehicle models from brands including Polestar, Geely Auto, Geely Galaxy and Lynk & Co, further expanding its intelligent cockpit footprint.

The Company will continue to support the ongoing evolution of the Flyme platform and the full Flyme operating system portfolio, while accelerating development of its AI Agent-powered release. The all-new Flyme Auto 3.0 is scheduled to launch later this year, delivering enhanced intelligent cockpit experiences and next-generation AI capabilities.

Flyme Auto is an intelligent cockpit operating system IP jointly developed by the Company and Meizu since 2023, based on Flyme OS. Combining consumer electronics innovation with automotive software expertise, Flyme Auto enables OEM partners to develop differentiated, brand-specific cockpit experiences through customizable operating systems.

Following the execution of the definitive agreements for the Company’s acquisition of Flyme software business portfolio for RMB1.8 billion on June 18, 2026, the intellectual property rights related to Flyme OS and Flyme Auto are expected to be fully acquired by the Company.

This current report on Form 6-K is incorporated by reference into the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-271861) and registration statement on Form F-3 (File No. 333-288811) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Dylan D. Jeng
Name	:	Dylan D. Jeng
Title	:	Chief Financial Officer

Date: July 17, 2026